SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 5, 2005

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F     ☒        40-F     ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE REGARDING THE EXTENSION OF THE EXPIRATION DATES

WITH RESPECT TO THE SOLICITATIONS

OF CONSENTS TO PROPOSED AMENDMENTS RELATING TO

7 5/8% Senior Notes due 2012

CUSIP Nos. G47818 AA 0, 45763P AA 4, 45763P AB 2

ISINs USG47818AA03, US45763PAA49, US45763PAB22

of

INMARSAT FINANCE PLC

and

10 3/8% Senior Discount Notes due 2012

CUSIP Nos. G4781R AA 8, 45763U AA 3, 45763U AC 9

ISINs USG4781RAA89, US45763UAA34, US45763UAC99

of

INMARSAT FINANCE II PLC

May 5, 2005 – Inmarsat Finance plc and Inmarsat Finance II plc (collectively, the “Companies”) today announced that, in accordance with the terms and conditions of the Consent Solicitations, which were commenced on April 20, 2005 (the “Consent Solicitations”), relating to the outstanding 7 5/8% Senior Notes due 2012 of Inmarsat Finance plc (the “Senior Notes”) and the outstanding 10 3/8% Senior Discount Notes due 2012 of Inmarsat Finance II plc (the “Senior Discount Notes” and, together with the Senior Notes, the “Notes”), the Expiration Dates with respect to each of the Consent Solicitations have been extended to 5:00 p.m., New York City time, on May 11, 2005, or such later date and time to which the Consent Solicitations are subsequently extended by the Companies in accordance with the terms of the Consent Solicitations.

The Consent Solicitations are being made solely pursuant to the Consent Solicitation Statements, each dated as of April 20, 2005, relating to the Consent Solicitations as amended hereby (as so amended, the “Consent Solicitation Statements”), which govern and more fully set out the terms and conditions of the Consent Solicitations as well as additional information about how to deliver Consents. The Consent Solicitation Statements contain important information that should be read carefully before any decision is made with respect to the Consent Solicitations.

Credit Suisse First Boston is acting as the exclusive solicitation agent for the Consent Solicitations. The Information Agent for the Consent Solicitations is D. F. King & Co., Inc. The Tabulation Agent for the Consent Solicitations is The Bank of New York.

Copies of the Consent Solicitation Statements may be obtained during normal business hours from the Information Agent, D. F. King & Co, Inc., 48 Wall Street, 22nd Floor, New York, New York, 10005, United States of America, banks and brokers call collect +1 212 269 5550, others call +1 800 431 9643 (toll free from within the United States). Any services in connection with the Consent Solicitations can be obtained at the Tabulation Agent’s office in Luxembourg, where all information and documentation in connection with the Offer will be made available free of charge. The Tabulation Agent’s office in Luxembourg is: The Bank of New York (Luxembourg) S.A., Aérogolf Centre, 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg, telephone +44 20 7964 4835, facsimile +44 20 7964 6399. Additional information concerning the terms of the Consent Solicitations may be obtained from the solicitation agent, Credit Suisse First Boston LLC, Eleven Madison Avenue, New York, New York 10010, United States of America, Attention: Liability Management Group, +1 800 820-1653 or Credit Suisse First Boston (Europe) Limited, One Cabot Square, London E14 4QJ, United Kingdom, Attention: Liability Management Group, +44 (0)20 7883 6748.

This announcement does not constitute a recommendation regarding the Consent Solicitations. Holders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act for 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: May 5, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer